Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Cash Flows

	For the Year ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income……………………………………………………………………	$ 4,252,456
Adjustments to reconcile net income to net cash provided by operating activities:	
Payments on acquisition earnouts in excess of original estimated payments……	(1,262,029)
Amortization expense…………………………………………………….	5,426,718
Gain on forgiveness of note payable………………………………………	(9,167)
Changes in fair value of contingent earnout liability………………………	2,157,581
Changes in operating assets and liabilities:	
Accounts receivable……………………………………………………	15,253
Prepaid expenses………………………………………………………	70,023
Accounts payable and accrued liabilities………………..………………	1,585,054
Intercompany payable to Parent and Subsidiaries……………….…………	5,833,696
Intercompany receivable from Parent and Subsidiaries…………..…………	(371,246)
Income taxes payable and receivable, net………..………………………	(2,736,678)
Right of use asset and operating lease liability………………………………	36,806
Deferred tax asset……………..………………………………………	(944,667)
Net cash provided by operating activities…………..…………………	14,053,800
CASH FLOWS FROM INVESTING ACTIVITIES:	
Cash paid for business acquisitions…..…………………………………….	5,768,994
Business dispositions…...	20,898
Net cash used in investing activities……………..……………………….	5,789,892
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions from Parent……………..………………………….	45,570,530
Payments of contingent earnout consideration………………..……………	(2,510,469)
Net cash provided by financing activities……………..…………………	43,060,061
NET INCREASE IN CASH AND CASH EQUIVALENTS…………..………	62,903,753
CASH AND CASH EQUIVALENTS, beginning of the year……………..……	18,257,249
CASH AND CASH EQUIVALENTS, end of the year…………..…………	$ 81,161,002
Supplemental Disclosure:	
Non-cash capital contributions from Parent	$ 432,925

The accompanying notes are an integral part of these financial statements.